Oriental Snatch LLC

(the "Company")
a Wisconsin Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to September 30, 2025

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Oriental Snatch LLC, Management

We have reviewed the accompanying financial statements of Oriental Snatch LLC (the Company) which comprise the balance sheets from inception through September 30, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 30, 2025

ORIENTAL SNATCH LLC
BALANCE SHEET

AS OF SEPTEMBER 30,	2025
TOTAL ASSETS	$ -
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	$ -
EQUITY	
Member's Capital	$ 1,531
Accumulated Deficit	(1,531)
TOTAL EQUITY	$ -
TOTAL LIABILITIES AND EQUITY	$ -

See Accompanying Notes to these Unaudited Financial Statements

ORIENTAL SNATCH LLC
STATEMENT OF OPERATIONS

INCEPTION THROUGH SEPTEMBER 30,		2025
Operating Expenses		
General and Administrative	$	1,531
Total Operating Expenses		**1,531**
Total Loss from Operations	$	**(1,531)**
Net Loss	$	**(1,531)**

See Accompanying Notes to these Unaudited Financial Statements

ORIENTAL SNATCH LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Member's Capital $ Amount	Accumulated Deficit	Total Members' Equity
Beginning balance at 07/17/2025	-	-	-
Contribution	1,531	-	1,531
Net Loss	-	(1,531)	(1,531)
Ending balance at 09/30/2025	1,531	(1,531)	-

See Accompanying Notes to these Unaudited Financial Statements

ORIENTAL SNATCH LLC
STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30,		2025
OPERATING ACTIVITIES		
Net Loss	$	(1,531)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		-
Net Cash used in Operating Activities	$	(1,531)
INVESTING ACTIVITIES		
Net Cash used in Investing Activities	$	-
FINANCING ACTIVITIES		
Member's Capital		1,531
Net Cash provided by Financing Activities	$	1,531
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Oriental Snatch LLC (the "Company") was formed in Wisconsin on July 17, 2025. The Company was organized to produce, release, and distribute a feature motion picture entitled Oriental Snatch, from which it expects to generate revenue through box office, rentals, retail sales, and merchandising.

The Company is in its inception stage, has not yet commenced principal operations, and has not generated any revenue. Activities to date have been limited to formation and planning.

The Company plans to conduct a Regulation CF crowdfunding campaign in 2025 and 2026 to raise capital to fund production and operating activities.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to fund operations and the production of its motion picture through additional capital contributions and a planned Regulation CF crowdfunding campaign. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

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Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of September 30, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of September 30, 2025, the Company had no cash or cash equivalents.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

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Step 5: Recognize revenue when or as performance obligations are satisfied

The Company has not yet generated revenue as it is in the development stage. The Company expects to generate revenues by selling, licensing, or distributing its completed motion picture to distributors and sales agents in various geographic territories and media markets. Payments are expected to be received under distribution or licensing agreements, typically as fixed fees or a share of gross receipts. The Company's primary performance obligation will be the delivery of the completed motion picture and related rights in accordance with the terms of each agreement.

General and Administrative

General and administrative expenses consist primarily of formation and organizational costs incurred in connection with establishing the Company and preparing for future operations. The Company does not yet have employees or significant ongoing administrative activities.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of September 30, 2025, the Company had no outstanding liabilities or debt.

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NOTE 6 – EQUITY

The Company is a single-member limited liability company wholly owned and managed by Ryland Tews.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 30, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.